

07006908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C.
APR 25 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 MM/DD/YY AND ENDING 12/31/2006 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Times Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8525 E. Pinnacle Peak Rd. Ste. 135
(No. and Street)

Scottsdale (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tara Lewis (480) 355-9240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mandy Chung
(Name – *if individual, state last, first, middle name*)

829 S. Lemon Avenue Suite A11-C Walnut CA 91789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Times Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tara Lewis
Signature

Principal
Title

Notary Public


PAUL LUSE
Notary Public - Arizona
Maricopa County
Expires 02/15/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PART I

PART II

CHUNG & CHUNG ACCOUNTANCY CORP., CPAS
829 S. Lemon Ave., Suite A11-C, Walnut, CA 91789
Tel: 909-594-8890 <> Fax: 909-594-8879
Certified Public Accountants



REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Times Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Times Securities, Inc. as of December 31, 2006 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1943 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Times Securities, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Times Securities, Inc. as of December 31, 2006 and the results of its operation, cash flows and shareholder's equity for the year then ended in conformity with accounting principles generally accepted in the Untied States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully disclosed in Note 1 to the financial statements, the Company has recurring losses for each of the last three fiscal years. In addition, as explained in Note 1 and 8, the change of stockholder's ownership in October 2006 has not been approved by the National Association of Securities Dealers, Inc (NASD). If NASD does not approve such ownership change, and the previous and current shareholders do not reach the agreement to reverse the ownership transfer, the Company might face the possibilities of its termination.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chung & Chung, CPAs

Chung & Chung Accountancy Corporation, CPAs
Walnut, California
April 5, 2007

TIMES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash		$ 6,055
Clearing deposits		15,000
Accounts receivable	$ 19,893	
Less: Allowance for doubtful accounts	(18,476)	
Net accounts receivable		1,417
Other assets		1,585
TOTAL ASSETS		$ 24,057

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses		$ 7,660
Commission Payable		774
Other payable (Note 5)		4,500
TOTAL LIABILITIES		$ 12,934
SHAREHOLDER'S EQUITY		
Common stock ($5 par value, 1,000,000 shares Authorized, 5,000 shares issued and outstanding)	$ 25,000	
Paid-in capital	50,622	
Retained earnings (deficit)	(64,499)	11,123
		$ 24,057

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	$ 190,019
TOTAL REVENUES	190,019
EXPENSES	
Commissions	144,189
Legal and professional	1,500
Regulatory fees and expenses	29,166
Rents	22,000
Bad debt expense	2,096
Other expenses	2,396
TOTAL EXPENSES	201,347
NET ORDINARY INCOME	(11,328)
OTHER INCOME / EXPENSE	
Arbitration Settlement Reimbursement (Note 5)	62,917
OTHER INCOME	62,917
Arbitration Settlement Expense (Note 5)	62,917
OTHER EXPENSE	62,917
INCOME (LOSS) BEFORE TAX PROVISION	(11,328)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (12,128)

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHODLERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	5,000	$25,000	$44,234	($52,371)	16,863
Paid-in Capital			6,388		6,388
Net Income (Loss)				(12,128)	(12,128)
Balance, December 31, 2006	5,000	$ 25,000	$ 50,622	$ (64,499)	$ 11,123

See Accompanying Notes to Financial Statements

TIMES SECURITES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flow from Operating Activities	
Net income (Loss)	$ (12,128)
Change in operating assets and liabilities:	
Decrease in net accounts receivable	6,521
Increase in other assets	(300)
Increase in accrued expenses	840
Decrease in commission payable	(23,364)
Net Cash Provided by (Used in) Operating Activiites	(16,303)
Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	
Paid-in capital	6,388
Net Cash Provided by Financing Activities	6,388
Net Increase in Cash	(22,043)
Cash at Beginning of Year	28,098
Cash at End of Year	$ 6,055

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Summary of Significant Accounting Polices

Organization

Times Securities, Inc. (the Company) was incorporated in California on November 8, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company was approved by the NASD in May 2002. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt form the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The company maintains its principal office in El Monte, California through October 26, 2006. The previous sole shareholder and president of the Company sold all her shares on October 26, 2006 to the sales representative of the Company. Such new shareholder became the president of the Company and the Company moved its operation to the city of Scottsdale in Arizona after the change of stock ownership on October 26, 2006. See Note 8 for subsequent event related to this change of ownership.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transactions. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Risks and Uncertainties

The Company is a start-up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

The accompanying financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company has recurring losses for each of the last three fiscal years and the Company has a loss of ($12,128) for the year of 2006. There is no assurance the Company will be able to generate sufficient revenues or obtain sufficient funds when needed, or that such funds, if available, will be obtained on terms satisfactory to the Company.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economics lives.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3- Provision for Income Taxes

The Company's fiscal year ends December 31. The provision for income taxes for the year consists of the following:

Federal	$	0
State		800
	$	800

Note 4 – Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 – Arbitration Settlement

A customer of the Company filed an arbitration claim against the Company and the officer of the Company in August 2005 to recover his investment loss from the Company. The arbitration settlement of $62,917 which included compensatory damages of $40,000 to the claimant directly plus attorney fees and other costs was finalized on October 16, 2006. The Company and the officer were jointly and severally liable to the arbitration settlement of $62,917. The Company billed the officer for reimbursement related to this arbitration settlement. The officer paid off the entire settlement amount of $62,917 with her personal fund on October 24, 2006. The company recorded arbitration settlement reimbursement of $62,917 as other income and arbitration settlement expense as other expense in 2006. In addition, a forum fee of $4,500 charged by NASD related to this arbitration settlement was recorded as regulatory expense and $4,500 as other payable as of December 31, 2006.

Note 6 – Allowance for Accounts Receivable

The same customer as mentioned in Note 5 also filed the claim against the introducing broker-dealer company of Times Securities, Inc. As a result, this introducing broker-dealer company withheld the Company's commissions claiming to use such fees to pay for the attorney fees incurred for this arbitration claim. Due to the collection of this money is uncertain, the Company recorded an allowance for doubtful accounts in the amount of $18,476 and a bad debt expense of $2,096 in the year 2006.

Note 7 – Related Party Transactions

Generally, 75% of net commission revenue received from the clearing broker-dealers was recorded as commission expense and was paid to the previous president who was also the sales representative of the Company. Commission expense paid to this officer was approximately $46,000 in 2006.

The facility rent payments of $16,000 and $6,000 were paid to the previous president and a corporation which is owned by the current president, respectively.

Note 8 - Subsequent Event

The previous sole shareholder and president of the Company sold all her shares on October 26, 2006 to the sales representative of the Company. The new shareholder became the president of the Company on October 26, 2006. NASD was informed about such change of ownership but NASD is still in the process of granting the approval for such ownership change. If NASD does not approve such ownership change, and the previous and current shareholders do not reach the agreement to reverse the ownership transfer, the Company might face the possibilities of its termination.

TIMES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownerhsip equity from statement of financial condition	$	11,123
Non-allowable assets:		
Other receivable		
Other assets		(1,585)
NET CAPITAL	$	9,538
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	863
Minimum dollar net capital required		5,000
Net capital required (greater of above amounts)		5,000
EXCESS CAPITAL	$	4,538
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	8,245
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	12,934
Percentage of aggregate indebtedness to net capital		136%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	11,634
VARIANCE		
Bad debt expense		(2,096)
NET CAPITAL PER AUDIT REPORT	$	9,538

See Accompanying Notes to Financial Statements

PART II

TIMES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

CHUNG & CHUNG ACCOUNTANCY CORP., CPAS
829 S. Lemon Ave., Suite A11-C, Walnut, CA 91789
Tel: 909-594-8890 <> Fax: 909-594-8879
Certified Public Accountants


Report of Independent Accountants
On Internal Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

Board of Directors
Times Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedule of Times Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Certified Public Accountants



Board of Directors
Times Securities, Inc.
El Monte, California

Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

END

Chung & Chung, CPAs.

Chung & Chung Accountancy Corporation, CPAs
Walnut, California
April 5, 2007

